Exhibit 2.2

April 24, 2020

Sociedade de Ensino Superior Estaćio de Sá Ltda.
Av. das Americas, 4200, BL 05, 3rd floor
Rio de Janeiro/RJ, Brazil 22640-907
Attention: Maria Goldberg
E-mail: maria.goldberg@estacio.br

Ladies and Gentlemen:

Reference is hereby made to the Stock Purchase Agreement, dated as of October 18, 2019 (the “Purchase Agreement”), by and among Global Education International B.V., a private limited company (Besloten Vennootschap met beperkte aansprakelijkheid) formed under the laws of the Netherlands (“Seller”), Sociedade de Ensino Superior Estácio de Sá. Ltda., a limited liability company formed under the laws of Brazil (“Purchaser”), Adtalem Global Education Inc., a corporation formed under the laws of the State of Delaware (“Seller Guarantor”), and Estácio Participações S.A., a company formed under the laws of Brazil (“Purchaser Guarantor”). Capitalized terms used but not defined in this letter agreement (this “Letter Agreement”) shall have the meanings assigned to such terms in the Purchase Agreement and the Seller Disclosure Letter.

Due to the closure of the São Paulo Board of Trade (“BoT”) as a result of the current COVID-19 pandemic, the ability of the Parties to make various filings and recordings with the BoT has been disrupted. For this and other reasons, the Parties wish to make certain amendments to the Purchase Agreement. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller, Purchaser, Seller Guarantor and Purchaser Guarantor hereby agree to amend the Purchase Agreement and the Seller Disclosure Letter as follows:

1.	Section 1.1(z) of the Purchase Agreement. Section 1.1(z) is hereby replaced in its entirety with the following:

(z) “Indemnified Taxes” shall mean, without duplication, (i) any Taxes arising from or relating to the settlement, repayment, capitalization, retirement, cancellation or other form of elimination of any Related Party Loans, (ii) any withholding Taxes imposed on any payment made by Purchaser pursuant to this Agreement, including for the avoidance of doubt, any interest or penalties thereon, (iii) any Taxes, including withholding taxes, arising from, on or relating to Seller’s Capital Gain Amount, and (iv) all amounts payable by Purchaser and its Affiliates in connection with the Preemptive Lawsuit, including all reasonable attorneys’ fees and expenses and costs of the proceedings. For the avoidance of doubt, the Taxes referenced in sub-clauses (ii) and (iii) do not include the Brazilian Tax on Financial Transactions (Imposto sobre operações financeiras – IOF);

2.	Section 1.2(c) of the Purchase Agreement. Section 1.2(c) of the Purchase Agreement is hereby amended and restated as follows:

(c) references to “Reais” or “R$” are references to the lawful currency of Brazil and references to “U.S. dollars” or “$” are references to the lawful currency of the United States;

3.	Section 4.2(e) of the Purchase Agreement. Section 4.2(e) of the Purchase Agreement shall be replaced in its entirety with the following:

(e) deliver to Purchaser reasonable evidence of Seller’s compliance with Section 7.4(a) and Section 7.4(b) (Termination of Agreements).

4.	Section 4.2(h) of the Purchase Agreement. The following is hereby added at the end of Section 4.2 of the Purchase Agreement:

(h) deliver to Purchaser, in original and not a copy, the power of attorney in the form attached hereto as Exhibit F, duly executed, notarized and with apostille affixed (the “BoT Registration Power of Attorney”).

5.	Section 4.4 of the Purchase Agreement.

a.	Pursuant to Section 4.4 of the Purchase Agreement (as amended in clause (b) below) Seller hereby designates:

i.	the bank account set forth on Exhibit A-1 attached hereto for payment of the Closing Purchase Price and any Final Overage; and

ii.
unless otherwise designated by Seller at least five (5) Business Days prior to the relevant payment date, the bank account set forth on Exhibit A-2 attached hereto for payment of any amounts due to Seller under Section 7.18(d) of the Purchase Agreement and any payments made to Seller set forth on Schedule 1.1(jjj).

b.	Section 4.4 of the Purchase Agreement is hereby amended and restated as follows:

Section 4.4 Payment Mechanics.

(a)            Any payment to be made pursuant to this Agreement by Purchaser to Seller shall be made to the bank account or accounts designated by Seller in writing to Purchaser at least five (5) Business Days prior to the due date for payment. Any payment to be made pursuant to this Agreement by Seller to Purchaser shall be made to the bank account nominated by Purchaser in writing to Seller at least three (3) Business Days prior to the due date for payment. Unless otherwise agreed in writing by Seller and Purchaser, any payments under this Agreement shall be in immediately available funds. All payments shall be made by electronic transfer on the due date for payment and receipt of the amount due shall be an effective discharge of the relevant payment obligation. If the payment is to a bank account or accounts in Brazil, no conversion into U.S. dollars shall be required. If the payment is to a bank account or accounts outside of Brazil, the funds in Reais shall be converted into U.S. dollars. For the avoidance of doubt, if Seller designates a bank account or accounts outside of Brazil for payment of any amounts owed by Purchaser under this Agreement, including the Closing Purchase Price, the Final Overage (if any), and any payments made to Seller set forth on Schedule 1.1(jjj), Purchaser shall bear any Brazilian Tax on financial transactions (imposto sobre operações financeiras - IOF) related to any foreign exchange transaction required to covert Reais into U.S. dollars. Specifically for the purpose of the conversion of the Closing Purchase Price, any Final Overage, and any payments made to Seller set forth on Schedule 1.1(jjj) from Reais into U.S. dollars in connection with its transfer to a bank account or accounts outside of Brazil, Purchaser agrees and undertakes to (i) negotiate the relevant conversion rate (the “Conversion Rate”) in good faith and in accordance with market practices with Morgan Stanley Capital Services LLC, with whom Purchaser has a bank account (or such other bank as Seller and Purchaser shall mutually agree, the “FX Bank”) in consultation with Seller and (ii) involve Seller in all discussions with the FX Bank in connection with the Conversion Rate, including the confirmation of the Conversion Rate with the FX Bank on the first (1st) Business Day prior to the relevant date for payment.

(b)            In connection with any foreign exchange transaction between Purchaser and the FX Bank for the conversion of the Closing Purchase Price, any Final Overage, and any payments made to Seller set forth on Schedule 1.1(jjj) into U.S. dollars:

           (i)            Purchaser shall not be liable for any and all consideration due to the FX Bank used for the conversion of any amounts in Reais into U.S. dollars that are not included in the Conversion Rate (other than any Brazilian Tax on financial transactions (imposto sobre operações financeiras - IOF)) and, therefore, under no circumstance shall Purchaser be required to pay any fee or amount of any nature whatsoever (other than any Brazilian Tax on financial transactions (imposto sobre operações financeiras - IOF)) to the FX Bank;

(ii)             in no event shall Purchaser be required to gross up or otherwise pay Seller any amounts in connection with the conversion into U.S. dollars of any amounts denominated in Reais in this Agreement;

(iii)           Seller shall undertake the indemnity obligations set forth in the Letter Agreement, dated April 20, 2020, by and among Banco Morgan Stanley S.A., Purchaser, and Seller, a copy of which is attached as Exhibit B hereto, directly with the FX Bank and no obligation of such nature shall be imposed on or required from Purchaser; and

(iv)           Purchaser's obligations under this Agreement with respect to payment shall be deemed satisfied in full upon (x) transfer of the applicable amount in Reais to the account designated by the FX Bank and (y) delivery of an instruction to the FX Bank to transfer the U.S. dollar equivalent of such amount at the Conversion Rate to the bank account designed by Seller in accordance with Section 4.4(a);

provided, however, that, notwithstanding anything herein to the contrary, Seller will not be liable for any Brazilian Tax on financial transactions (imposto sobre operações financeiras - IOF) related to such foreign exchange transaction, which shall be borne by Purchaser.

6.	Section 4.5(b) of the Purchase Agreement. The following is hereby added at the end of Section 4.5(b):

The Parties acknowledge and agree that, notwithstanding anything set forth in this Agreement, (x) the rights of the Purchaser Indemnified Parties to indemnification under Section 10.2(e) shall include the right to indemnification for Losses resulting from any challenge by a Tax Authority of or any other dispute with a Tax Authority related to the Seller’s Capital Gain Amount, including a challenge based on the lack of registration of the Corporate Documents (as such term is defined in Section 7.4(c) hereof) at Closing, and (y) such indemnification shall not be negated or otherwise limited by the failure to register the Corporate Documents or any omission from or action taken by or at the direction of Purchaser in furtherance of registering the Corporate Documents. For the avoidance of doubt, the Parties also agree that the Purchaser’s Indemnified Parties Losses will not include the amount actually withheld by Purchaser at the Closing with respect to the Seller’s Capital Gain Amount pursuant to this Section 4.5(b) in order to avoid double counting such amount.

7.	Section 7.4 of the Purchase Agreement. The following is hereby added at the end of Section 7.4 of the Purchase Agreement.

(c)	Until such date as the Board of Trade (Junta Comercial) shall have registered (a) the Minutes of Extraordinary General Shareholders Meetings of the Company that approves (x) a capital increase of the Company in the amount of R$1,208,160,000.00, by means of the issuance of 602,634,357 common shares, subscribed and paid-in by Seller with the transfer to the Company of 89,558,873 Quotas Class B issued by Adtalem Educacional do Brasil Ltda. and (y) a capital increase of the Company in the amount of R$781,890,084.14, by means of the issuance of 390,009,459 common shares, subscribed and paid-in by Seller with the capitalization of accumulated profits of the Company (the “Capitalization Corporate Act”) and (b) the Minutes of the Extraordinary General Shareholders Meeting of the Company that approves the extinguishment of the board of directors of the Company and the transformation of the Company into a Brazilian limited liability company (sociedade limitada), (the documents described in sub-clauses (a) and (b), the “Corporate Documents”), Seller shall and shall cause its Affiliates to:

 (i)            maintain the full legal effect in all respects of (x) the power of attorney and amendment thereto copies of which have been attached hereto as Exhibit E; provided that Seller shall have the right to replace such power of attorney with a new power of attorney substantially in the same form as Exhibit E, appointing new individuals to represent Seller; provided further that, notwithstanding Seller's right to replace such power of attorney, at all times a power of attorney in the form attached here to as Exhibit E shall be in full legal effect (the “Foreign Company Power of Attorney”) and (y) the BoT Registration Power of Attorney, in each case as valid and legal powers of attorney in accordance with its terms and applicable Law;

(ii)            refrain from taking or permitting any action, directly or indirectly, that results in the termination of the corporate existence of Seller, including any dissolution, winding-up, liquidation or similar act of Seller, or in any way limits the validity or legality of the Foreign Company Power of Attorney or the BoT Registration Power of Attorney; and

(iii)            use reasonable best efforts to take all required measures to obtain the registration of the Corporate Documents with the Board of Trade, using reasonable best efforts to execute and file any amended Corporate Documents or other documents requested by the Board of Trade (the “BoT Required Amendments”) within five (5) calendar days (and in any event within ten (10) calendar days; provided that this does not prevent Seller from filing documents after such 10-day period) of the date such request is issued by the Board of Trade, which amendments shall be restricted to the fulfilment of requirements of the Board of Trade and with no deviation to the step plan outlined in Schedule 7.4(b). The amended versions of the Corporate Documents shall be provided to Purchaser for its review and comment, and Seller shall consider in good faith reasonable comments provided by Purchaser. Purchaser shall cooperate with Seller in order to fulfill any of the BoT Required Amendments in furtherance of the registration of the Corporate Documents, including by executing (or causing the Company to execute) and providing any additional documents or forms necessary for such registration.

(d)
From and after the Closing Date and until such date as the Board of Trade (Junta Comercial) shall have registered the Corporate Documents and the Amendment to the Articles of Association of the Company dated as of the Closing Date that transfers the Company’s Transferred Shares from Seller to Purchaser, approves the replacement of its officers and removes “Adtalem” from the Company’s corporate name (such amendment, the “Amended AoA”), Seller covenants and agrees to: (i) maintain the full legal effect in all respects of the Foreign Company Power of Attorney and the BoT Registration Power of Attorney as valid and legal powers of attorney in accordance with their terms and applicable Law; (ii) refrain from taking or permitting any action, directly or indirectly, that results in the termination of the corporate existence of Seller, including any dissolution, winding-up, liquidation or similar act of Seller, or in any way limits the validity or legality of the Foreign Company Power of Attorney or the BoT Registration Power of Attorney; (iii) not make any other filings with the Board of Trade with respect to the Corporate Documents or Amended AoA; and (iv) not place an Encumbrance on the Transferred Shares and, to the extent an Encumbrance of a third party creditor of Seller or its Affiliates is attempted or actually placed on the Transferred Shares, use reasonable best efforts to prevent or remove such Encumbrance from the Transferred Shares as promptly as practicable and at its sole cost and expense.

(e)	(i) Purchaser may only use the Foreign Company Power of Attorney or BoT Registration Power of Attorney for the registration of the Corporate Documents with the Board of Trade and the BoT Required Amendments in accordance with the terms of this Agreement and any amendments to the Corporate Documents shall be restricted to the fulfillment of the requirements of the Board of Trade and with no deviation to the step plan outlined in Schedule 7.4(b), (ii) Purchaser will not use the Foreign Company Power of Attorney or BoT Registration Power of Attorney within the ten (10) calendar day period following any requirements from the Board of Trade so that Seller may fulfill the requirements of Section 7.4(c)(iii), and (iii) after such ten (10) calendar day period, Purchaser shall notify Seller in writing as promptly as practicable before using the BoT Registration Power of Attorney and Foreign Company Power of Attorney and shall send Seller drafts of any and all documents that Purchaser plans to execute using the Foreign Company Power of Attorney or BoT Registration Power of Attorney and shall consider in good faith Seller’s reasonable comments to such documents. Purchaser and the Target Companies shall allow Seller to sign any amendments to the Corporate Documents required to comply with the requirements from the Board of Trade. Notwithstanding the foregoing, nothing herein shall restrict Purchaser’s ability to file the Amended AoA or any further amendments thereto at any time from and after the Closing Date; provided that Purchaser may not take any actions which would restrict, impair or delay Seller from amending the Corporate Documents to comply with the requirements of the Board of Trade or otherwise restrict, impair or delay the registration of the Amended AoA with the Board of Trade.

(f)	In the event that Seller does not, for any reason register the Capitalization Corporate Act with the Board of Trade or make any BoT Required Amendments with respect thereto within the thirty (30)-day period set forth in the applicable Law to ensure that the effects of the Capitalization Corporate Act have retroactive effect to its execution date prior to the Closing, Purchaser, upon at least five (5) Business Days prior written notice to Seller, may file a preemptive judicial lawsuit against the Brazilian Tax Authority to dispute the amount of Taxes due with respect to the Seller’s Capital Gain Amount arising from the transactions contemplated by this Agreement (the “Preemptive Lawsuit”). Purchaser shall control the Preemptive Lawsuit, including the selection of counsel and strategy, and will consider in good faith all reasonable comments made by Seller with respect thereto. Any and all Losses of the Company and Purchaser in connection with the Preemptive Lawsuit shall be indemnifiable Losses under Section 10.2(e) and Seller shall provide any and all guarantees, judicial deposits or similar amounts required by the Brazilian Tax Authority and/or the competent judicial branch in connection therewith. Purchaser shall keep Seller reasonably informed of all material communications, permit Seller to participate in all meetings, teleconferences and proceedings with the Brazilian Tax Authority and/or the competent judges regarding the Preemptive Lawsuit and consider in good faith all reasonable comments made by Seller with respect thereto. Seller shall take all actions reasonably necessary to comply with all legal requirements in connection with the Preemptive Lawsuit and will have the right, but not the obligation to, join as a party to such proceeding. Seller shall be entitled to participate in the defense of the Preemptive Lawsuit and to employ separate counsel of its choice for such purpose, at its sole cost and expense. Purchaser shall not settle the Preemptive Lawsuit without Seller’s prior written consent which shall not be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, the Preemptive Lawsuit shall not comprise any voluntary disclosure (“denúncia espontânea”) of tax debts and nothing in this Agreement could be construed in order to authorize Purchaser to make any voluntary disclosure (“denúncia espontânea”) of tax debts

8.	Section and Schedule 7.18(d) of the Purchase Agreement.

a.	Section 7.18(d) of the Purchase Agreement is hereby amended and restated as follows:

(d) Purchaser shall pay to Seller, five (5) business days after the date of the expiration of the last Services Period, the aggregate amount of the fees set forth on Schedule 7.18 calculated on a pro rata basis for the actual number of days in the Services Period for the Services provided with respect to each License, plus with respect to any License terminated early pursuant to Section 7.18(c), any costs or expenses incurred by Seller in connection with any such early termination (e.g., any fees owed to third parties for the time period prior to such early termination and the six (6)-month period following the Closing Date for such early-terminated License). Any payment set forth in this section shall be made in immediately available funds in U.S. dollars. Any payment set forth in this section shall be added of any Taxes levied upon the payment in Brazil, as to neutralize any Brazilian Tax effects incurred by the Seller in receiving the relevant payment, so that the Seller receives precisely the amount due after said taxation. For the avoidance of doubt, Seller must specify a U.S. bank account for such payments and Purchaser shall be responsible for paying any Brazilian Tax on financial transactions (imposto sobre operações financeiras - IOF).

b.	Schedule 7.18 of the Purchase Agreement is hereby amended and restated as set forth on Exhibit C attached hereto.

9.	Section 10.2 of the Purchase Agreement.

1.	Section 10.2(d) of the Purchase Agreement shall be replaced in its entirety with the following:

(d) the third party claims described on Schedule 10.2(d).

2.	The following is hereby added at the end of Section 10.2 of the Purchase Agreement:

(g) any Third Party Claims arising out of, resulting from, in connection with or relating to the lack of registry of the Corporate Documents with the Board of Trade (Junta Comercial), including any Encumbrances on the Transferred Shares as a result of the lack of such registration; provided that any such Third Party Claims concerning Indemnified Taxes shall be governed by Section 10.2(e).

10.	Section 11.5 of the Purchase Agreement. Purchaser’s information in Section 11.5 is hereby replaced in its entirety with the following:

If to Purchaser:

Sociedade de Ensino Superior Estácio de Sá Ltda.
Av. das Americas, 4200, BL 05, 3rd floor,
Rio de Janeiro/RJ, Brazil 22640-907
Attention: Eduardo Parente / Maria Goldberg
E-mail: eduardo.parente@estacio.br / maria.goldberg@estacio.br

Copy to (which shall not constitute notice):

Baker & McKenzie LLP.
452 Fifth Avenue
New York, New York 10018
Attention: Alan F. Zoccolillo, Esq.
E-mail:  Alan.Zoccolillo@bakermckenzie.com

Lobo De Rizzo Advogados
Av. Brigadeiro Faria Lima, 3900, 12º andar,
04538-132 São Paulo, SP.
Attention: Rodrigo Millar de Castro Guerra
E-mail: rodrigo.guerra@ldr.com.br

11.
Transaction Expenses. Schedule 1.1(jjj) of the Purchase Agreement is hereby amended and restated as set forth on Exhibit D attached hereto. Notwithstanding anything in the Purchase Agreement to the contrary, the Parties agree that, to the extent that any of the change of control payments listed on Schedule 1.1(jjj) of the Purchase Agreement are to become due and payable following the Closing upon satisfaction of post-Closing vesting conditions (the “Post-Closing Change of Control Payments”), the Post-Closing Change of Control Payments (together with the employer portion of any related employment and payroll Taxes) shall also be considered Transaction Expenses in determining the Closing Purchase Price pursuant to Section 3.2 of the Purchase Agreement and adjustments to the Closing Purchase Price (i.e., the Final Purchase Price) pursuant to Section 3.3 of the Purchase Agreement. If any portion of the Post-Closing Change of Control Payments is no longer payable (or is otherwise not paid) by the Target Companies (due to forfeiture or otherwise) after the Closing pursuant to the terms of the relevant retention agreement (any such amount, a “Forfeited Amount”), then Purchaser shall pay the relevant Forfeited Amount (together with the employer portion of any related employment and payroll Taxes) to Seller within ten (10) Business Days following the date on which such Forfeited Amount is no longer payable (or is otherwise not paid) by the Target Companies (due to forfeiture or otherwise) pursuant to the terms of the relevant retention agreement; provided that Purchaser shall not be required to pay the relevant Forfeited Amount (together with the employer portion of any related employment and payroll Taxes) to Seller unless such amount is in fact included as a Transaction Expense in the calculation of the Closing Purchase Price and any adjustments thereto. For the avoidance of doubt, such Post-Closing Change of Control Payments shall not be indemnifiable by Seller under Section 10.2(c) of the Purchase Agreement and any Forfeited Amount payable by Purchaser to Seller shall be considered as an adjustment to the Final Purchase Price.

12.	Section 5.30 of the Seller Disclosure Letter. Section 5.30 of the Seller Disclosure Letter is hereby amended and restated as set forth on Exhibit E attached hereto.

13.	Exhibit D to the Purchase Agreement. Exhibit F hereto is hereby added as Exhibit D to the Purchase Agreement.

14.	Exhibit E to the Purchase Agreement. Exhibit G hereto is hereby added as Exhibit E to the Purchase Agreement.

Except as otherwise expressly provided herein, all of the terms and conditions of the Purchase Agreement shall remain unchanged and continue in full force and effect.  This Letter Agreement shall not be deemed to be an amendment to any other term or condition of the Purchase Agreement, the Seller Disclosure Letter or any of the documents referred to therein.  This Letter Agreement shall be deemed to be in full force and effect from and after the execution of this Letter Agreement by the parties hereto as if the amendments made hereby were originally set forth in the Purchase Agreement or the Seller Disclosure Letter.  From and after the execution of this Letter Agreement by the parties hereto, any reference to the Purchase Agreement or the Seller Disclosure Letter shall be deemed to be a reference to the Purchase Agreement or the Seller Disclosure, as applicable, as amended by this Letter Agreement.

The terms of Section 1.2 (Interpretation) and Article XI (Miscellaneous) of the Purchase Agreement are hereby incorporated herein by reference, mutatis mutandis, as if set forth herein and shall apply to this Letter Agreement.  Any conflict arising between this Letter Agreement and the Purchase Agreement shall be resolved in favor of the terms and intent of this Letter Agreement.

[Signature Page Follows]

Very truly yours,

GLOBAL EDUCATION INTERNATIONAL B.V.:

By:
Name: Michael O. Randolfi
Title: Director A

By:
Name: Intertrust (Netherlands) B.V.
Title: Director B

ADTALEM GLOBAL EDUCATION INC.:

By:
Name: Stephen W. Beard
Title: Chief Operating Officer

cc:	Attention:	Paul T. Schnell, via email: Paul.Schnell@skadden.com;
Filipe B. Areno, via email: Filipe.Areno@skadden.com;
Thomas W. Greenberg, via e-mail: thomas.greenberg@skadden.com;
Francisco Antunes Maciel Müssnich., via e-mail: famm@bmalaw.com.br;
Luis Loria Flaks, via e-mail: lflaks@bmalaw.com.br

[Signature Page to Letter Agreement]

Agreed and accepted as of the date first written above:

SOCIEDADE DE ENSINO SUPERIOR ESTÁCIO DE SÁ LTDA.

By:
Name:
Title:

By:
Name:
Title:

ESTÁCIO PARTICIPAÇÕES S.A.

By:
Name:
Title:

By:
Name:
Title:

cc:	Attention:	Alan F. Zoccolillo, Esq., via email: Alan.Zoccolillo@bakermckenzie.com;
Rodrigo Millar de Castro Guerra, via email: rodrigo.guerra@ldr.com.br

[Signature Page to Letter Agreement]